Exhibit 12

NCO Group, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	For the Three Months Ended				For the Six Months Ended
	June 30,				June 30,
	2011(1)(2)		2010(1)(2)		2011(1)(3)		2010(1)(3)
Earnings:
Add:
Loss before income taxes and noncontrolling interest	$(29,069)		$(23,454)		$(70,465)		$(34,752)
Fixed charges	26,705		27,798		54,064		57,338
	(2,364)		4,344		(16,401)		22,586
Subtract:
Interest capitalized	97		—		195		—
Distributions to noncontrolling interest holders	1,200		1,472		2,083		2,736
	1,297		1,472		2,278		2,736
Earnings	$(3,661)		$2,872		$(18,679)		$19,850

Fixed Charges:
Interest expense	$21,165		$22,156		$42,993		$45,757
Interest capitalized	97		—		195		—
Portion of rentals deemed to be interest	5,443		5,642		10,876		11,581
	$26,705		$27,798		$54,064		$57,338

Ratio of earnings to fixed charges	(0.1	)x	0.1	x	(0.3	)x	0.3	x

(1)

For the three and six months ended June 30, 2011 and 2010, the Company’s ratio of earnings to fixed charges indicated a less than one-to-one coverage. The deficiency was a result of earnings that were $30.3 million and $24.9 million less than fixed charges for the three months ended June 30, 2011 and 2010, respectively, and $72.7 million and $37.5 million less than fixed charges for the six months ended June 30, 2011 and 2010, respectively.

(2)

Loss before income taxes and noncontrolling interest includes restructuring charges of $3.1 million and $4.9 million for the three months ended June 30, 2011 and 2010, respectively, and an $11.2 million write-down of the value of certain portfolios of purchased accounts receivable for the three months ended June 30, 2011.

(3)

Loss before income taxes and noncontrolling interest includes restructuring charges of $15.3 million and $6.4 million for the six months ended June 30, 2011 and 2010, respectively, and a $29.8 million write-down of the value of certain portfolios of purchased accounts receivable for the six months ended June 30, 2011.